Exhibit 21.1

Subsidiaries of the Registrant

Subsidiary	Jurisdiction of Formation

Cherry Hill Operating Partnership, LP	Delaware
CHMI-Sub REIT, Inc.	Maryland
Cherry Hill QRS I, LLC	Delaware
Cherry Hill QRS II, LLC	Delaware
Cherry Hill QRS III, LLC	Delaware
Cherry Hill QRS IV, LLC	Delaware
Cherry Hill QRS V, LLC	Delaware
CHMI Solutions, Inc.	Delaware
Aurora Financial Group Inc.	New Jersey